UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Platform Specialty Products Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q 105 (Common Stock)

(CUSIP Number)

Mariposa Acquisition, LLC

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

Attn: Martin E. Franklin

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,921,740*
	8	SHARED VOTING POWER 14,690,546*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,690,546*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,612,286*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	9.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,496,058*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,496,058*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,496,058*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEF Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,947,436*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,947,436*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,947,436*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,509,987*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,509,987*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,509,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,921,740*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,921,740*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,921,740*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,921,740*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 7 (this “Amendment”) amends the Statement on Schedule 13D, filed with the Commission on January 27, 2014 (as amended by Amendment No. 1, filed on March 14, 2014, Amendment No. 2, filed on October 7, 2014, Amendment No. 3 filed on January 2, 2015, Amendment No. 4 filed on March 20, 2015, Amendment No. 5 filed on September 16, 2016 and Amendment No. 6 filed on December 19, 2017, the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1450 Centrepark Blvd, Suite 210, West Palm Beach, Florida 33401. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)	This Statement is being jointly filed by Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”), MEF Holdings, LLLP, a Delaware limited liability limited partnership (“Holdings”), Mariposa Acquisition, LLC, a Delaware limited liability company (“Mariposa” and together with Franklin, the Franklin Trust and Holdings, collectively referred to as the “Mariposa Reporting Persons”), Berggruen Holdings Ltd, a British Virgin Islands business company (“BHL”), and the Nicolas Berggruen Charitable Trust, a British Virgin Islands trust (the “NB Charitable Trust” and together with BHL, the “Berggruen Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. The Mariposa Reporting Persons and Berggruen Reporting Persons are collectively referred to as the “Reporting Persons”.

Mariposa is a private investment vehicle of Franklin, who is the sole managing member of Mariposa. The general partner of Holdings is MEF Holdings, LLC, a Delaware limited liability company that is wholly owned by the Franklin Trust. Franklin is the sole settlor and the trustee of the Franklin Trust.

All of the shares of BHL are owned by the NB Charitable Trust. The trustee of the NB Charitable Trust is Maitland Trustees Limited, incorporated as a British Virgin Islands corporation and continued as a company incorporated in the Isle of Man, acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer. Nicolas Berggruen, one of four directors of BHL, has been a member of the board of directors of the Issuer (the “Issuer Board”) since April 28, 2013. Mr. Berggruen has informed the Issuer Board of his decision not to seek reelection to the Issuer Board, and his term will expire at the Issuer’s 2018 Annual Meeting of Stockholders that is scheduled to be held on June 25, 2018.

(b)	The business address of each of the Mariposa Reporting Persons is 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139. The business address of BHL is c/o Berggruen Holdings Inc., 304 S. Broadway #550, Los Angeles, CA 90013. The business address of the NB Charitable Trust is Falcon Cliff, Palace Road, Douglas, Isle of Man IM2 4LB.

(c)	The present principal business of each of Mariposa and Holdings is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account. The present principal business of the Franklin Trust is managing and holding investments for the benefit of the trust beneficiaries. Franklin directs the voting and investment activities of Mariposa, the Franklin Trust, Holdings and other affiliated private investment vehicles. The present principal business of the NB Charitable Trust is a private investment trust formed to own all of the outstanding capital stock of BHL. The present principal business of BHL is that of a private investment company investing internationally in an extensive range of asset classes on an opportunistic basis, including direct private equity, stocks and bonds, hedge funds, private equity funds, and real estate.

(d)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mariposa and Holdings are organized under the laws of the State of Delaware, the Franklin Trust is organized under the laws of the State of Florida and Franklin is a citizen of the United Kingdom. Each of BHL and the NB Charitable Trust are organized under the laws of the British Virgin Islands. Mr. Berggruen, Justin Topilow, Koonal Ghandi and Solon Director Limited are the four directors of BHL. Each of Messrs. Berggruen, Topilow and Ghandi are citizens of the United States and their business address is c/o Berggruen Holdings Inc., 304 S. Broadway #550, Los Angeles, CA 90013. Solon Director Limited is organized under the laws of the Bahamas and its business address is c/o Suite 200B, 2nd Floor Centre of Commerce, One Bay Street, PO Box N3944, Nassau, Bahamas. BHL does not have any executive officers.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by the addition of the following:

BHL is a private investment company investing internationally in an extensive range of asset classes. The source of funds is investment capital contributed by the NB Charitable Trust.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

BHL and Franklin entered into an Irrevocable Proxy Agreement on May 3, 2018 (the “Proxy Agreement”) pursuant to which, among other things, BHL granted Franklin an irrevocable proxy to vote shares of Common Stock and Series A Preferred Stock held by BHL (or any of its direct or indirect subsidiaries, whether then owned or acquired thereafter) for so long as Franklin serves as a director on the Issuer Board (the “Proxy Term”). As a result of the Proxy

Agreement, the Mariposa Reporting Persons and Berggruen Reporting Persons have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder. Franklin has no pecuniary interest in the Common Stock or Series A Preferred Stock held by BHL as a result of the Proxy Agreement.

The foregoing description of the Proxy Agreement is qualified in its entirety by reference to the Proxy Agreement, which is filed as Exhibit A to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (c) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) – (b)	As of the date hereof, Franklin beneficially owns 27,612,286 shares of Common Stock (and shares convertible into Common Stock within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 14,690,546 shares of Common Stock (and shares convertible into Common Stock within 60 days) controlled or held, directly or indirectly, by one or more of the Mariposa Reporting Persons and (ii) sole power to vote, or to direct the vote, of 12,921,740 shares of Common Stock (and shares convertible into Common Stock within 60 days) held, directly or indirectly, by the Berggruen Reporting Persons (each as further described below). Each of the Trust, Holdings and Mariposa has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 14,496,058, 13,947,436 and 11,509,987 shares of Common Stock (and shares convertible into Common Stock within 60 days), respectively. The shares beneficially owned by Franklin consist of (i) 500,000 shares held directly by the Franklin Trust, (ii) 243,110 shares of Common Stock held by RSMA LLC (all of which are deemed to be beneficially owned by Franklin and 48,622 of which are held directly by the Trust), (iii) 2,437,449 shares of Common Stock held directly by Holdings, (iv) 10,449,987 shares of Common Stock held indirectly by Holdings through Mariposa, (v) 1,060,000 shares of Series A Preferred Stock held indirectly by Holdings through Mariposa that are convertible at any time at the option of the holder into the same number of shares of Common Stock, (vi) 12,028,740 shares of Common Stock held directly by BHL (which Franklin has the sole power to vote pursuant to the Proxy Agreement) and (vii) 893,000 shares of Series A Preferred Stock held directly by BHL that are convertible at any time at the option of the holder into the same number of shares of Common Stock (which Franklin has the sole power to vote pursuant to the Proxy Agreement). In the aggregate, such 27,612,286, 14,496,058, 13,947,436 and 11,509,987 shares of Common Stock represent approximately 9.2%, 5.0%, 4.8% and 4.0%, respectively, of all outstanding shares of Common Stock (calculated based on 288,132,692 shares of Common Stock outstanding as April 27, 2018 (as reported in the Issuer’s definitive Proxy Statement filed on April 30, 2018) and assuming the conversion of the Mariposa Reporting Persons’ shares of Series A Preferred Stock, but without including any conversion of shares of Series A Preferred Stock held by any other person). Franklin may be deemed to beneficially own 61.32% of Mariposa through the Franklin Trust’s ownership of the general partner of Holdings, representing 6,407,932 shares of Common Stock and 649,992 shares of Series A Preferred Stock.

As of the date hereof, the Berggruen Reporting Persons may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 12,921,740 shares of Common Stock (and shares convertible into Common Stock within 60 days). This amount consists of (i) 12,028,740 shares of Common Stock and (ii) 893,000 shares of Series A Preferred Stock of the Issuer that are convertible at any time at the option of the holder into the same number of shares of Common Stock. In the aggregate, such 12,921,740 shares of Common Stock represent approximately 4.5% of all outstanding shares of Common Stock (calculated based on 288,132,692 shares of Common Stock outstanding as April 27, 2018 (as reported in the Issuer’s definitive Proxy Statement filed on April 30, 2018) and assuming the conversion of the Berggruen Reporting Person’s shares of Series A Preferred Stock, but without including any conversion of shares of Series A Preferred Stock held by any other person).

(c)	Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Proxy Agreement under Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Proxy Agreement between Franklin and BHL, dated May 3, 2018

Exhibit B — Joint Filing Agreement among the Reporting Persons, dated May 3, 2018

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2018	MARIPOSA ACQUISITION, LLC

	By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: President

MARTIN E. FRANKLIN REVOCABLE TRUST

	By:	/s/ Martin E. Franklin
Martin E. Franklin, as settlor and trustee of the
Martin E. Franklin Revocable Trust

MEF HOLDINGS, LLLP

	By:	MEF Holdings, LLC
	Its:	General Partner

	By:	Mariposa Capital, LLC
	Its:	Manager

	By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: Chief Financial Officer

/s/ Martin E. Franklin
Martin E. Franklin

BERGGRUEN HOLDINGS LTD

By:	/s/ Justin Topilow
Name: Justin Topilow
Title: Director

NICOLAS BERGGRUEN CHARITABLE TRUST

By: MAITLAND TRUSTEES LIMITED, AS TRUSTEE

By:	/s/ Colin Bird

Name: Colin Bird
Title: Authorized signatory

By:	/s/ Tessa Burrows

Name: Tessa Burrows
Title: Authorized signatory